Exhibit 99.1

Safe Harbor Statement and Legal Disclaimer

This Form 6-K contains certain statements that describe our management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for our business, including our business after the proposed acquisition, and the 3D autostereoscopic or ASD industry based upon information currently available. Such statements are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, we have identified these forward-looking statements by words such as “anticipates,” “believes,” “intends,” “estimates,” “expects,” “projects” and similar phrases. These forward-looking statements are based upon assumptions our management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause our actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, the risks and uncertainties disclosed in our annual report on Form 20-K filed with the Securities and Exchange Commission from time to time.

Because our forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change, actual results could be materially different and any or all of our forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in this Form 6-K and in our annual reports will be important in determining future results. Consequently, we cannot assure you that our expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, we undertake no obligation to publicly update any of our forward-looking or other statements, whether as a result of new information, future events, or otherwise.

Nasdaq/Media Release (NASDAQ: IMTE)

August 31, 2017

Half Year Report – For the Six Months Ended June 30, 2017

Integrated Media Technology Limited (ASX: ITL; NASDAQ: IMTE) (“IMT” or the “Company”) is pleased to update shareholders on recent developments with the Company in conjunction with the release of its Half Year Report for the six months ended June 30, 2017.

1.	Financial Highlights

Presented In Australian dollars (AUD)

	Key Information	For the Six Months Ended
		June 30, 2017 AUD	June 30, 2016 AUD	Change %
1.1	Revenue	4,287,458	6,184,381	(30.7)
1.2	Profit from ordinary activities after tax attributable to members	1,300,789	1,783,699	(27.1)
1.3	Total comprehensive income attributable to members	569,252	1,253,539	(54.6)
1.4	Basic and diluted earnings per share (post reverse split)	49 cents	67 cents	(26.9)
1.5	Interim dividend	N/A	N/A	N/A

2.	Review of Operations

General review

The Group’s principal activities during the financial period were (i) research and development of ASD technology, (ii) the development, sale and distribution of 3D autostereoscopic display, 3D video wall, 3D conversion equipment and software, sale of 3D technology solutions, provision of 3D consultancy services and (iii) sale and distribution of audio products.

Due to the growth in the demand and applications for 3D autostereoscopic displays across multiple industries, the Group continues to expand the business in the ASD market by strategically owning and controlling the core technologies for (i) ASD video encoding/decoding, (ii) FPGA (field programmable gate array) boards and ASIC chips to be deployed in all our 3D autostereoscopic displays and computer workstations, (iii) 2D to 3D and multiview conversion and 2K-to-4K & 4K-to-8K conversion software, (iv) content distribution/management system (“CMS”), and (v) manage the manufacturing of 3D autostereoscopic displays.

The acquisition of Marvel Digital Limited (“MDL”) in September 2015, has helped the Company’s deployment of 3D advertising platform and has allowed the Company to use the core technologies of MDL to develop and customize products and solutions for its customers in new markets.

The Group’s immediate goal is to be recognized as a leader in providing a technology ecosystem in the ASD domain. The product solutions range from commercial platforms to consumer electronics. Commercial platforms include digital signage and video wall with ASD functions and associated advertising and video conversion platforms. Consumer electronics products include ASD enabled smartphone and tablet and TV. The applications are endless for consumers to enjoy the exciting glasses-free 3D visual effect across multiple platforms.

In the longer term, the Company will acquire synergistic technologies to add or enhance our core technologies. We will continue to refine our core technology and combine with newly acquired ones to build an entire ecosystem of new products and services. We will be strategically positioned as a leader in developing technology and innovative products and services in the media and imaging industries.

On July 20, 2017, the Company received an approval letter from The Nasdaq Stock Market LLC for IMT to list its ordinary shares on the Nasdaq Capital Market (“Nasdaq”) under the symbol IMTE. The common stock of the Company commenced trading on the Nasdaq on the opening of trading on August 3, 2017. The listing on the Nasdaq is a tremendous milestone for IMT which allows us to present the Company to global investors, and increase the liquidity and visibility of our shares.

Financial review

During the financial period under review, the Group has recorded revenue from operations of $4,287,458 (2016: $6,184,381) and recorded profit for the period of $1,300,896 (2016: $1,759,907). The decrease in revenue and net profit for the six months ended 30 June 2017 was primarily due to relatively less contracts concluded and completed in respect of the sales of software and technology solutions in the current period. As the Group continues to develop ASD related technology and product/service solutions, it is anticipated that more revenue will be derived from the sales of software and technology solutions in the near future.

Included in the Group’s revenue, there was fair value gain as a result of the decrease in the contingent consideration liability of approximately $1,570,000 recorded in profit or loss. In accordance with the terms of MDL acquisition, the Group agreed to pay Marvel Finance Limited (“MFL”) a deferred performance fee calculated at five times of the average annualized consolidated profits of MDL for the two years’ period from the completion date less the initial purchase consideration. The fair value of contingent consideration liability was based on the valuation determined by using the discounted cash flow method on the probability weighted financial projection of MDL for the two year period from October 1, 2015 to September 30, 2017.

3.	Future Developments

For the past two years, the Group’s primary focus is in the 3D autostereoscopic display (“ASD”) technology domain. The acquisition of MDL has laid the foundation for providing core technologies to enable the Group to expand its business scope in digital media and advertising. The Group has continued to develop its business in digital media and advertising platform based on ASD technology. IMT believes that ASD technology will be deployed in most of the displays in the coming future and the Group will put most of its resources into the development of this business stream.

Today, with the success of past two years’ business strategy, the Group will continue to acquire technology that has synergy with existing core business. The strategy is to build a whole ecosystem of products and services that can bring great value to the Group. The plan for major revenue for the coming years will be (i) on sales of mature technology, product solutions and platforms, (ii) licensing of technology, (iii) technology consultation and development service, (iv) distribution and branding of products and services.

Currently, MDL is considered as one of the leading companies in ASD technology. MDL’s main business focus in the coming years is to continue to develop state-of-the-art digital media related products and solutions using its core technologies for both consumer and commercial markets. Its market strategy is to sell its developed products and solutions to product marketing companies or joint venture with them. This will keep its sales and marketing operation to a minimum and allow the Group to focus on its core business which is on product and solution development. We expect MDL’s core technologies will transform the Group to be a leader in ASD technology and solution provider.

In the coming years, we will focus our development in the following areas:

1)	It will continue to work as an advisor to Guangzhou Marvel Digital Technology Ltd., a related party, on the development of the China National 3D Standard for the Chinese Government.

2)	It will continue to develop the glasses-free 3D advertising networks in China through distributors and joint venture partners.

3)	It has been selling the state-of-the-art 2D/3D and 2K/4K super-workstation since 2015. It is now developing an advance version of super-workstation so that both the image quality and processing speed can be further enhanced.

4)	It has developed recently an ASIC chip with ASD functions to provide a very cost effective solution to all ASD products. It plans to build a dedicated ASIC design team to expand its R&D capability, including the design of the future chip set for incorporating the China National 3D Standard functions. It will have a major impact in the television industry in China and will have captured a market share in the TV industry. When the ASIC project is completed, it will bring MDL and the Group into a new business dimension.

5)	It has started a development project in virtual reality (VR) technology to meet the growing demand in VR products.

We expect to continue the growth in revenue upon execution of the above business plans. When more new technology has been developed, the future revenue stream may have increased contribution from the sale of mature technology and product solutions. In the past year, IMT concentrated on B2B business. Start from the middle of this year, we have started to conduct B2C business through a new business unit, GOXD Technology Limited (“GOXD”). GOXD will be the brand for all consumer products developed, marketed and sold by the Group under this business unit. GOXD expects to bring in significant revenue to the Group by end of 2018.

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the six months ended June 30, 2017

	Group
	June 30, 2017	June 30, 2016
	$	$
REVENUE
Revenue from operating activities	4,287,458	6,184,381
Interest income	1,155	121
	4,288,613	6,184,502
Fair value change in contingent consideration liability	1,572,974	-
Other income	212,891	32,211
	6,074,478	6,216,713
EXPENSES
Cost of sales	(1,507,471)	(926,343)
Employee benefit expenses	(987,413)	(815,896)
Depreciation and amortization expenses	(1,088,212)	(1,108,030)
Professional and consulting expenses	(82,711)	(80,275)
Travel and accommodation expenses	(201,110)	(199,978)
Other expenses	(761,666)	(705,330)
Finance costs	(71,747)	(36,273)
Loss on disposal of a subsidiary	-	(872)
Total expenses	(4,700,330)	(3,872,997)

PROFIT BEFORE INCOME TAX	1,374,148	2,343,716

Income tax expenses	(73,252)	(583,809)

PROFIT FOR THE PERIOD	1,300,896	1,759,907

OTHER COMPREHENSIVE LOSS
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation	(727,731)	(529,107)
Other comprehensive loss for the period, net of tax	(727,731)	(529,107)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	573,165	1,230,800

Profit/(Loss) for the period attributable to:
Owners of the Company	1,300,789	1,783,699
Non-controlling interests	107	(23,792)
	1,300,896	1,759,907

Total comprehensive income for the period attributable to:
Owners of the Company	569,252	1,253,539
Non-controlling interests	3,913	(22,739)
	573,165	1,230,800

Earnings per share (post-reverse split)
- Basic and diluted	0.49	0.67

Consolidated Statement of Financial Position

As at June 30, 2017

	Group
	June 30, 2017	December 31, 2016
	$	$
ASSETS
CURRENT ASSETS
Cash and bank balances	2,387,969	1,820,994
Inventories	2,292,098	1,857,051
Trade and other receivables	8,292,580	8,800,741
Other assets	1,249,334	2,253,915
Total current assets	14,221,981	14,732,701

NON-CURRENT ASSETS
Plant and equipment	816,649	1,065,635
Intangible assets and goodwill	23,221,595	24,803,096
Development projects	2,918,148	2,880,005
Total non-current assets	26,956,392	28,748,736

TOTAL ASSETS	41,178,373	43,481,437

LIABILITIES
CURRENT LIABILITIES
Trade and other liabilities	898,701	1,654,843
Trade deposits received	10,356	99,866
Amount due to ultimate holding company	3,062,868	2,382,707
Provisions	32,214	31,331
Income tax payable	1,074,531	1,069,364
Borrowings	1,501,910	1,231,279
Obligation under finance lease	15,505	-
Total current liabilities	6,596,085	6,469,390

NON-CURRENT LIABILITIES
Obligation under finance lease	60,753	-
Deferred tax liabilities	1,812,671	1,909,030
Contingent consideration liability	17,780,717	20,748,035
Total non-current liabilities	19,654,141	22,657,065
TOTAL LIABILITIES	26,250,226	29,126,455
NET ASSETS	14,928,147	14,354,982

EQUITY
Issued capital	10,410,279	10,410,279
Foreign currency translation reserve	(321,211)	410,326
Retained earnings	4,890,787	3,589,998
Equity attributable to owners of the Company Non-controlling interest	14,979,855 (51,708)	14,410,603 (55,621)
TOTAL EQUITY	14,928,147	14,354,982

Consolidated Statement of Changes in Equity

For the six months ended June 30, 2017

	Attributable to Owners of the Company				Non-Controlling Interests	Total Equity
GROUP	Issued Capital	Retained Earnings / (Accumulated Losses)	Foreign Currency Translation Reserve	Total
	$	$	$	$	$	$

Balance at January 1, 2016	10,410,279	(37,759)	735,630	11,108,150	(22,138)	11,086,012

Profit for the period	-	1,783,699	-	1,783,699	(23,792)	1,759,907
Other comprehensive income / (loss), net of tax	-	-	(530,160)	(530,160)	1,053	(529,107)
Total comprehensive income / (loss) for the period	-	1,783,699	(530,160)	1,253,539	(22,739)	1,230,800

Balance at June 30, 2016	10,410,279	1,745,940	205,470	12,361,689	(44,877)	12,316,812

Balance at January 1, 2017	10,410,279	3,589,998	410,326	14,410,603	(55,621)	14,354,982

Profit for the period	-	1,300,789	-	1,300,789	107	1,300,896
Other comprehensive income / (loss), net of tax	-	-	(731,537)	(731,537)	3,806	(727,731)
Total comprehensive income / (loss) for the period	-	1,300,789	(731,537)	569,252	3,913	573,165

Balance at June 30, 2017	10,410,279	4,890,787	(321,211)	14,979,855	(51,708)	14,928,147

Consolidated Statement of Cash Flows

For the six months ended June 30, 2017

	Group
	June 30, 2017	June 30, 2016
	$	$

CASH FLOWS FROM OPERATING ACTIVITIES
Net profit	1,374,148	2,343,716
Adjustments to reconcile net profit to net cash generated from / (used in) operating activities:
Depreciation	1,088,212	1,108,030
Fair value change in contingent consideration liability	(1,572,974)	-
Net cash flows from changes in working capital	(243,732)	(4,559,240)
NET CASH INFLOWS / (OUTFLOWS) FROM OPERATING ACTIVITIES	645,654	(1,107,494)

CASH FLOWS FROM INVESTING ACTIVITIES
Development expenditure	(1,037,580)	(941,829)
Payments for intangible assets	(923)	(23,340)
Payments for plant and equipment	(33,845)	(144,480)
NET CASH OUTFLOWS FROM INVESTING ACTIVITIES	(1,072,348)	(1,109,649)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds / (Repayments) of advances from / (to) related parties	857,682	(283,643)
Proceeds from bank borrowings	416,625	-
NET CASH INFLOWS / (OUTFLOWS) FROM FINANCING ACTIVITIES	1,274,307	(283,643)
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	847,613	(2,500,786)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	1,036,965	6,883,196
Effect of exchange rate changes on cash and cash equivalents	(165,269)	(504,990)

CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,719,309	3,877,420

Analysis of cash and cash equivalents:

Cash and bank balances	2,387,969	3,877,420
Bank overdraft	(668,660)	-
Cash and cash equivalents	1,719,309	3,877,420

About IMT

Integrated Media Technology Limited is listed on the Australian Securities Exchange and on the Nasdaq Stock Market in the U.S. IMT is a media technology company. The business involves three distinct business units: (i) core technology development and acquisition, (ii) commercialising these technologies into products or services and (iii) distribution and branding of these products and services.

Further information on IMT is available at www.imtechltd.com

For further information on this announcement, please contact us at corporate@imtechltd.com